                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  for the fiscal year ended December 31, 1997

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
             for the transition period from          to

                       Commission File Number:  0-21838

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             INDUSTRIAL SCIENTIFIC CORPORATION PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Industrial Scientific Corporation
                               1001 Oakdale Road
                          Oakdale, Pennsylvania 15071

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT-SHARING PLAN
                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                 for the years ended December 31, 1997 and 1996
                           AND SUPPLEMENTAL SCHEDULES
                      for the year ended December 31, 1997

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN

                                   I N D E X

                                   ---------


                                                                                             Pages
                                                                                             -----

1. Financial Statements and Schedules

   Report of Independent Accountants                                                           2

   Financial Statements:
   Statement of Net Assets Available for Benefits with Fund
       Information as of December 31, 1997 and 1996                                            3

     Statement of Changes in Net Assets Available for Benefits with Fund
       Information for the year ended December 31, 1997                                        4

     Notes to Financial Statements                                                           5-9

   Supplemental Schedules:
     Line 27a - Schedule of Assets Held For Investment Purposes as of
       December 31, 1997                                                                      10

     Line 27d - Schedule of Reportable Transactions for the year ended
       December 31, 1997                                                                      11

2. Exhibits

   23. Consent of Coopers & Lybrand L.L.P.

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Board of Directors of
 Industrial Scientific Corporation:

We have audited the accompanying statement of net assets available for benefits of Industrial Scientific Corporation Profit Sharing Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ COOPERS & LYBRAND


Pittsburgh, Pennsylvania
April 18, 1998

                      INDUSTRIAL SCIENTIFIC CORPORATION
                             PROFIT SHARING PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          December 31, 1997 and 1996

                                  ----------

                                                                                                                      1997
------------------------------------------------------------------------------------------------------------------------------------
                                     National                                                   Vanguard    Vanguard
                                       City     Principal   Guardian               Industrial     Fixed      Indexed
                                      Money       Fixed       Life                 Scientific    Income     Trust 500
                                      Market     Income     Insurance     Loan       Stock      Security    Portfolio     Janus
                                       Fund       Fund        Fund        Fund        Fund        Fund        Fund         Fund
                                     --------   ---------   ---------   --------   ----------   --------   ----------   ----------

Investments, at fair value (Note 3)     --         --          --       $235,260    $162,300       --      $3,174,370   $3,983,324

Amounts due from employer               --         --          --         --           2,129       --          60,419       66,658

Employee contributions receivable       --         --          --         --              87       --           3,963        4,255
                                     --------   ---------   ---------   --------   ----------   --------   ----------   ----------

Net assets available for benefits       --         --          --       $235,260    $164,516       --      $3,238,752   $4,054,237
                                     ========   =========   =========   ========   ==========   ========   ==========   ==========





------------------------------------------------------------------------------------------------------------------------------------

                                                      Dodge
                                        Morley       and Cox    Westcore       PNC       Invesco      Janus
                                     Institutional   Balanced    Growth     Investment   Balanced    Mercury     PNC
                                         Fund          Fund       Fund       Contract      Fund       Fund       Cash       Total
                                     -------------   ---------  ---------   ----------   --------   --------   -------   -----------

Investments, at fair value (Note 3)       --            --          --      $1,632,400   $929,138   $934,571   $22,510   $11,073,873

Amounts due from employer                 --            --          --          32,024     22,848     29,553      --         213,631

Employee contributions receivable         --            --          --           1,184      1,018      1,454      --          11,961
                                     -------------   ---------  ---------   ----------   --------   --------   -------   -----------

Net assets available for benefits         --            --          --      $1,665,608   $953,004   $965,578   $22,510   $11,299,465
                                     =============   =========  =========   ==========   ========   ========   =======   ===========









                                                                                                                      1996
------------------------------------------------------------------------------------------------------------------------------------
                                     National                                                   Vanguard     Vanguard
                                       City     Principal   Guardian               Industrial     Fixed       Indexed
                                      Money       Fixed       Life                 Scientific    Income      Trust 500
                                      Market     Income     Insurance     Loan       Stock      Security     Portfolio     Janus
                                       Fund       Fund        Fund        Fund        Fund        Fund         Fund         Fund
                                     --------   ---------   ---------   --------   ----------   --------    ----------   ----------

Investments, at fair value (Note 3)  $(1,951)   $948,881     $25,535    $143,569     $  259     $1,197,056  $1,941,266   $2,773,485

Amounts due from employer               --         --          --         --            --          23,864      54,742       63,871

Employee contributions receivable       --         --          --         --             96          1,288       4,529        5,091

Interest and dividends receivable         19       --          --         --            --           6,341      22,957         --
                                     -------    --------     -------    --------     ------     ----------  ----------   ----------

Net assets available for benefits    $(1,932)   $948,881     $25,535    $143,569     $  355     $1,228,549  $2,023,494   $2,842,447
                                     =======    ========     =======    ========     ======     ==========  ==========   ==========





------------------------------------------------------------------------------------------------------------------------------------

                                                      Dodge
                                        Morley       and Cox    Westcore       PNC       Invesco      Janus
                                     Institutional   Balanced    Growth     Investment   Balanced    Mercury     PNC
                                         Fund          Fund       Fund       Contract      Fund       Fund       Cash       Total
                                     -------------   ---------  ---------   ----------   --------   --------   -------   ----------

Investments, at fair value (Note 3)    $387,294       $482,067   $533,661        --          --         --        --     $8,431,122

Amounts due from employer                20,208         27,231     22,880        --          --         --        --        212,796

Employee contributions receivable         1,060          1,740      2,688        --          --         --        --         16,492

Interest and dividends receivable         --             --        79,907        --          --         --        --        109,224
                                       --------       --------   --------     --------    --------   -------   -------   ----------

Net assets available for benefits      $408,562       $511,038   $639,136        --          --         --        --     $8,769,634
                                       ========       ========   ========     ========    ========   =======   =======   ==========





   The accompanying notes are an integral part of the financial statements.

                      INDUSTRIAL SCIENTIFIC CORPORATION
                             PROFIT SHARING PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     for the year ended December 31, 1997

                                  ----------

                                           National                                                Vanguard   Vanguard
                                             City    Principal  Guardian             Industrial      Fixed     Indexed
                                            Money      Fixed      Life               Scientific     Income    Trust 500
                                            Market    Income    Insurance    Loan      Stock       Security   Portfolio    Janus
                                             Fund      Fund       Fund       Fund       Fund         Fund       Fund        Fund
                                           --------  ---------  ---------  --------  ----------  ----------- ----------  ----------
Net assets available for benefits,
   beginning of year                        $(1,932) $ 948,881  $ 25,535   $143,569   $    355   $ 1,228,549 $2,023,494  $2,842,447

Additions:
  Employee contributions                       --        --        --          --        6,561        26,935    154,424     171,502
  Employer contributions                       --        --        --          --        7,251          --      151,284     163,350
  Net appreciation (depreciation)              --        --        --          --       17,516       (66,530)   739,110      39,236
  Interest and dividend income                4,744      --        --        14,992        975        33,823     29,251     662,909
                                            -------  ---------  --------   --------   --------   ----------- ----------  ----------

          Total additions                     4,744      --        --        14,992     32,304        (5,772) 1,074,068   1,036,997

Deductions:
  Withdrawals                                  --        --        --        (5,369)      --            --       (9,917)    (12,561)
  Expenses                                     --        --        --          --          (53)         --       (1,746)       (618)
                                            -------  ---------  --------   --------   --------   ----------- ----------  ----------

          Total deductions                     --        --        --        (5,369)       (53)         --      (11,663)    (13,179)

Transfers:
  Transfers for participants' loans,
     net of repayment                          --        --        --        82,068       (732)       (4,759)   (21,027)    (37,348)
  Interfund transfers, net                   (2,812)     1,216     --          --       20,102       (34,934)   (28,516)   (122,901)
  Transfers to new trustee and forfeitures     --     (950,097)  (25,535)      --      112,540    (1,183,084)   202,396    (348,220)
                                            -------  ---------  --------   --------   --------   ----------- ----------  ----------

    Net transfers                            (2,812)  (948,881)  (25,535)    82,068    131,910    (1,222,777)   152,853     187,971
                                            -------  ---------  --------   --------   --------   ----------- ----------  ----------

Net increase (decrease)                       1,932   (948,881)  (25,535)    91,691    164,161    (1,228,549) 1,215,258   1,211,789
                                            -------  ---------  --------   --------   --------   ----------- ----------  ----------

Net assets available for benefits,
    end of year                                --        --        --      $235,260   $164,516        --     $3,238,752  $4,054,237
                                            =======  =========  ========   ========   ========   =========== ==========  ==========






                                                          Dodge
                                              Morley     and Cox    Westcore      PNC      Invesco     Janus
                                           Institutional Balanced    Growth    Investment  Balanced   Mercury    PNC
                                               Fund        Fund       Fund      Contract     Fund      Fund      Cash      Total
                                           ------------- ---------  ---------  ----------  --------  --------  -------  -----------
Net assets available for benefits,
   beginning of year                         $ 408,562   $ 511,038  $ 639,136       --        --        --        --    $ 8,769,634

Additions:
  Employee contributions                        14,331      27,887     41,081  $   27,086  $ 23,146  $ 34,730     --        527,683
  Employer contributions                         --          --         --         57,579    59,102    77,494     --        516,060
  Net appreciation (depreciation)              (46,247)     24,702     88,097      54,366   (26,340)  (13,689)    --        810,221
  Interest and dividend income                   --          6,518      --          6,358    88,274   106,768     --        954,612
                                             ---------   ---------  ---------  ----------  --------  --------  -------  -----------

          Total additions                      (31,916)     59,107    129,178     145,389   144,181   205,303     --     2,808,576

Deductions:
  Withdrawals                                    --          --         --       (251,387)     (409)   (8,045)    --       (287,688)
  Expenses                                       --          --         --         (2,315)     (133)     (148)    --         (5,013)
                                             ---------   ---------  ---------  ----------  --------  --------  -------  -----------

          Total deductions                       --          --         --       (253,702)     (542)   (8,193)    --       (292,701)

Transfers:
  Transfers for participants' loans,
     net of repayment                             (401)      2,829     (5,482)    (11,211)    2,040    (5,977)    --         --
  Interfund transfers, net                      16,252      11,689    (95,932)     48,708   168,427    (3,809) $22,510       --
  Transfers to new trustee and forfeitures    (392,497)   (584,663)  (666,900)  1,736,424   638,898   778,254     --         13,956
                                             ---------   ---------  ---------  ----------  --------  --------  -------  -----------

    Net transfers                             (376,646)   (570,145)  (768,314)  1,773,921   809,365   768,468   22,510       13,956
                                             ---------   ---------  ---------  ----------  --------  --------  -------  -----------

Net increase (decrease)                       (408,562)   (511,038)  (639,136)  1,665,608   953,004   965,578   22,510    2,529,831
                                             ---------   ---------  ---------  ----------  --------  --------  -------  -----------

Net assets available for benefits,
    end of year                                  --          --         --     $1,665,608  $953,004  $965,578  $22,510  $11,299,465
                                             =========   =========  =========  ==========  ========  ========  =======  ===========





   The accompanying notes are an integral part of the financial statements.

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS

                                    -------


1.  Description of Plan:
    -------------------

    Industrial Scientific Corporation Profit Sharing Plan (the Plan), established as of May 1, 1985, is a defined contribution plan covering substantially all employees who have completed one year of service.

    The Plan provides that employees may make regular pre-tax contributions of 1% to 15% of their salaries. The Plan provides a number of investment options. Employees direct that their contributions be invested entirely in one fund or allocated among funds, subject to allocation limitations set forth in the Plan. Changes in allocation of future contributions and transfers of presently invested contributions among funds are permitted pursuant to the Plan's provisions.

    When profitable, Industrial Scientific Corporation (the Company) has committed to match employee salary deferrals at 50%, up to 6% of eligible employee compensation. During 1997, the Company made additional discretionary contributions, increasing the total Company match to $1.00 for every $1.00 of employee salary deferrals. In no event, however, shall such contributions for any year exceed the maximum amount deductible from the Company's income for such year under the provisions of the Internal Revenue Code.

    Participants are fully vested in the value of their contributions at all times and become vested in employer contributions over a 7-year period. Participants' loans may be granted subject to specified limitations and only against the vested portion of their account. Loans, which bear interest at a rate of prime plus 2%, are collateralized by the vested portion of the participant's account and repayments are made through payroll deductions. Loans were made in the amount of $142,325 and $62,150 for the years ended December 31, 1997 and 1996, respectively.

    Effective January 1, 1997, the Company changed the custodian of the Plan from National City Trust to PNC Trust Services.


2.  Summary of Significant Accounting Policies:
    ------------------------------------------

    The financial statements of the Plan have been prepared on the accrual basis and in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

      Dividend and Interest Income:
      ----------------------------

      Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

      Net  Appreciation (Depreciation) in Value of Investments:
      --------------------------------------------------------

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the value of its investments which consists of the realized gains or losses and, in accordance with the policy of stating investments at fair value, the unrealized appreciation (depreciation) on those investments.

                                    -------


2.  Summary of Significant Accounting Policies, continued:
    ------------------------------------------

      Withdrawals:
      -----------

      Withdrawals are recorded when paid.

      Other:
      -----

      All administrative expenses are paid by the Company and are not expenses of the Plan, with the exception of Trustee fees which are paid by the Plan.

      Forfeitures:
      -----------

      Forfeited, non-vested accounts are allocated to the remaining participant accounts when forfeited.



      Loans
      -----

      Loans may be granted subject to specified limitations and only against the vested portion of the participants account.


      Allocations to Participant Accounts:
      -----------------------------------

      Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings, and forfeitures and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Use of Estimates:
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.  Investments:
    -----------

    During the years ending December 31, 1997 and 1996, participants were eligible to direct employee and employer contributions into the following ten investment options:

      Industrial Scientific Stock Fund:  The Industrial Scientific Stock Fund
      --------------------------------
      invests in common stock of the Company.

      Vanguard Fixed Income Security Fund:  The Vanguard Fixed Income Security
      -----------------------------------
      Fund invests primarily in corporate bonds, United States treasury securities and highly rated bank instruments with a two to three year average maturity.

      Vanguard Indexed Trust 500 Portfolio Fund:  The Vanguard Indexed Trust 500
      -----------------------------------------
      Portfolio Fund invests in equities which parallel the Standard and Poors 500 Index and is heavily weighted towards blue-chip companies with a large market capitalization.

      Janus Fund: The Janus Fund invests in traded securities with a large
      ----------
      market capitalization.

                                    -------


3.  Investments, continued:
    -----------

      Morley Institutional Fund:  The Morley Institutional Fund purchases
      -------------------------
      investment contracts from leading life insurance companies and other financial institutions to provide low-risk stable investments.

      Dodge and Cox Balanced Fund:  The Dodge and Cox Balanced Fund invests
      ---------------------------
      primarily in a diversified portfolio of common stocks, preferred stocks and bonds.

      Westcore Growth Fund: The Westcore Growth fund invests primarily in
      --------------------
      medium-sized growth companies.

      PNC Investment Contract Fund:  The PNC Investment Contract Fund holds a
      ----------------------------
      diversified portfolio of investment contracts issued by insurance companies (GICs) and cash equivalents. The average maturity of the fund is less than three years.

      Janus Mercury Fund: The Janus Mercury Fund invests in common stocks of any
      ------------------
      size which may include emerging growth companies.

      Invesco Balanced Fund: The Invesco Balanced Fund invests in a combination
      ---------------------
      of fixed income and equity securities.

Investments at December 31, 1997 were as follows:

                                                         Unit           Fair
               Description                   Units       Value          Value
------------------------------------------   -------     ------      -----------
Loan Fund                                    235,260     $ 1.00      $   235,260
Industrial Scientific Stock Fund               7,655      20.75          158,841
Industrial Scientific Liquidity Fund           3,459       1.00            3,459
Vanguard Indexed Trust 500 Portfolio Fund*    35,243      90.07        3,174,370
Janus Fund*                                  159,973      24.90        3,983,324
PNC Investment Contract Fund*                871,543       1.87        1,632,400
Invesco Balanced Fund*                        64,167      14.48          929,138
Janus Mercury Fund*                           56,641      16.50          934,571
PNC Cash Fund                                 22,510       1.00           22,510
                                                                     -----------

                                                                     $11,073,873
                                                                     ===========

                                    -------


3.  Investments, continued:
    -----------

    Investments at December 31, 1996  were as follows:

                                                         Unit           Fair
               Description                   Units       Value          Value
------------------------------------------   -------     ------      -----------
National City Money Market Fund                 --         --        $   (1,951)
Principal Fixed Income Fund*                    --         --           948,881
Guardian Life Insurance Fund                    --         --            25,535
Loan Fund                                       --         --           143,569
Industrial Scientific Stock Fund                  17     $15.25             259
Vanguard Fixed Income Security Fund*         111,354      10.75       1,197,056
Vanguard Indexed Trust 500 Portfolio Fund*    28,069      69.16       1,941,266
Janus Fund*                                  113,435      25.45       2,773,485
Morley Institutional Fund                     21,830      17.74         387,294
Dodge and Cox Balanced Fund*                   8,059      59.82         482,067
Westcore Growth Fund*                         26,603      20.06         533,661
                                                                     ----------
                                                                     $8,431,122
                                                                     ==========


*These funds exceed five percent of the net assets available for benefits, as of the respective years.

At December 31, 1996, all investments were held by National City Trust with the exception of the Fixed Income Fund which was held by The Principal Financial Group. As of December 31, 1997, all investments were held with PNC Trust Services. The National City Money Market Fund is comprised of short-term money market instruments such as commercial paper, U.S. Treasury bills and certificates of deposit (less than one year) and is stated at cost which approximates fair value. The Principal Fixed Income Fund is a guaranteed investment which has been stated at cost plus reinvested earnings, which approximates contract value and as of December 31, 1997, approximates fair value. Participant loans are valued based on the original loan value less principal repayments which approximates fair value. Mutual fund shares are valued at the fair value of the underlying assets.

Industrial Scientific Stock Fund is valued at the fair value of the common stock based on the last trade date.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits. The Plan's assets also include certain investments in guaranteed investment contracts (Fixed Income Fund). The Plan's ultimate realization of amounts invested in such contracts is dependent upon the continued financial stability of the insurance company that issued the contracts.

                                    -------


4.  Tax Status:
    ----------

    The United States Treasury Department has advised that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and is therefore exempt from federal income taxes under provisions of Section 501(a). Additionally, employee contributions to the Plan, subject to certain IRC limits, are also exempt from federal income taxes of the employee. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and currently is being operated in compliance with applicable requirements of the IRC.

5.  Plan Termination:
    ----------------

    The Plan may be terminated by the Company; however, management currently has no intention of terminating the Plan. In the event of Plan termination, participants are always fully vested in the value of their accounts.

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1997

                                    -------


                                                         Unit                      Fair
               Description                   Units       Value      Cost           Value
------------------------------------------   -------     ------   -----------   -----------
Loan Fund                                    235,260      1.00    $   235,260   $   235,260
Industrial Scientific Stock Fund               7,655     20.75        131,539       158,841
Industrial Scientific Liquidity Fund           3,459      1.00          3,459         3,459
Vanguard Indexed Trust 500 Portfolio Fund     35,243     90.07      2,817,133     3,174,370
Janus Fund                                   159,973     24.90      4,204,120     3,983,324
PNC Investment Contract Fund                 871,543      1.87      1,584,995     1,632,400
Invesco Balanced Fund                         64,167     14.48        955,649       929,138
Janus Mercury Fund                            56,641     16.50        952,837       934,571
PNC Cash Fund                                 22,510      1.00         22,510        22,510
                                                                  -----------   -----------
                                                                  $10,907,502   $11,073,873
                                                                  ===========   ===========

                       INDUSTRIAL SCIENTIFIC CORPORATION
                              PROFIT SHARING PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1997

                                    -------

                                                                                                   Cost and Current
                                                                      Purchase      Selling         Value of Asset      Gain/(Loss)
Identity of Party Involved           Description of Asset              Price         Price       on Transaction Date  on Transaction
--------------------------  --------------------------------------  -----------   -----------    -------------------  --------------
National City Trust          Dodge and Cox Balanced Fund                 --       $  610,839(1)      $  540,463         $ 70,376

National City Trust          Federated U.S. Treasury Obligations
                              Short-Term Investment                      --        9,887,197(2)       9,887,197             --

National City Trust          Federated U.S. Treasury Obligations
                              Short-Term Investment                 $9,887,197(3)      --             9,887,197             --

National City Trust          Janus Fund                                  --        3,466,046(4)       2,918,334          547,712

National City Trust          Vanguard Fixed Income Securities
                              Fund                                       --        1,305,521(5)       1,311,825           (6,304)

National City Trust          Vanguard Indexed Trust 500
                              Portfolio Fund                             --        2,599,402(6)       1,803,583          795,819

National City Trust          Westcore Growth Fund                        --          856,411(7)         830,732           25,679

PNC Trust                    Janus Fund                                927,553(8)      --               927,553            --

PNC Trust                    Janus Fund                              3,455,138(9)      --             3,455,138            --

PNC Trust                    Vanguard Indexed 500 Fund               2,667,128(9)      --             2,667,128            --

PNC Trust                    PNC Investment Contract                 1,671,978(9)      --             1,671,978            --

PNC Trust                    Invesco Balanced Fund                     609,920(9)      --               609,920            --

PNC Trust                    Janus Mercury Fund                        754,920(9)      --               754,920            --

(1) Represents 4 purchase transactions, one of which individually exceeds 5% of the fair value of plan assets at the beginning of the year.

(2) Represents 16 purchase transactions, two of which individually exceed 5% of the fair value of plan assets at the beginning of the year.

(3) Represents 21 sales transactions, three of which individually exceed 5% of the fair value of plan assets at the beginning of the year.

(4) Represents 10 purchase transactions, one of which individually exceeds 5% of the fair value of plan assets at the beginning of the year.

(5) Represents 6 sales transactions, one of which individually exceeds 5% of the fair value of plan assets at the beginning of the year.

(6) Represents 9 sales transactions one of which individually exceeds 5% of the fair value of plan assets at the beginning of the year.

(7) Represents 9 purchase transactions, one of which individually exceeds 5% of the fair value of plan assets at the beginning of the year.

(8) Represents 22 purchase transactions, one of which individually exceeds 5% of the fair value of plan assets at the beginning of the year.

(9) Represents 1 purchase transaction, which exceeds 5% of the fair value of plan assets at the beginning of the year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    INDUSTRIAL SCIENTIFIC CORPORATION
                                    PROFIT SHARING PLAN



Date:    June 30, 1998              By:      /s/ James P. Hart
     -----------------------------     ------------------------------------
                                       Name:  James P. Hart
                                       Title: Vice President of Finance and
                                               Chief Financial Officer